                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 FORM 11-K/A1

                              AMENDMENT NO. 1 TO

                                ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
              FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

                         COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                                 115 RIVER ROAD

                           EDGEWATER, NEW JERSEY 07020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

                          Independent Auditors' Consent

Plan Administrator
Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statements (No. 333-03871 and 2-94286) on Form S-8 of Hanover Direct, Inc. Savings and Retirement Plan of our report dated August 27, 2002, with respect to the statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December
31, 2001, and the related supplemental schedule H, line 4(i)-schedule of assets (held for investment purposes) as of December 31, 2001, which report appears in the December 31, 2001, annual report of the Hanover Direct, Inc. Savings and Retirement Plan on Form 11-K/A1.

/s/ KPMG LLP


New York, New York
August 27, 2002

                          INDEPENDENT AUDITORS' REPORT

Plan Administrator
Hanover Direct, Inc. Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended and the supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other auditors whose report dated June 21, 2001 expressed an unqualified opinion.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and its changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP


New York, New York
August 27, 2002

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 2001 AND 2000

                                                                 DECEMBER 31,
                                                                 ------------
                                                           2001                 2000
                                                           ----                 ----
ASSETS

 INVESTMENTS

   Plan participant loans receivable                     $   624,948        $   671,528
   Mutual Funds at fair value                             15,652,586         16,809,406
   Common and Collective Trust Fund at fair value          4,892,937          4,998,681
   Investment in Hanover Direct, Inc.
      Common Stock (at market)                               305,850            297,849
                                                         -----------        -----------
                TOTAL INVESTMENTS                         21,476,321         22,777,464
   Cash                                                        2,176                 --
   Contributions receivable                                       --             12,393
                                                         -----------        -----------
                      TOTAL ASSETS                        21,478,497         22,789,857

LIABILITIES AND FUND BALANCE

   Accrued Payables                                               --            136,850
                                                         -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                        $21,478,497        $22,653,007
                                                         ===========        ===========


         The accompanying notes are an integral part of this statement.

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                            PLAN
                                                            TOTAL
                                                            -----
ADDITIONS:

   Net depreciation in fair value of investments        $ (1,459,001)
   Dividend income                                           674,471
   Interest from participant loans                            46,164
                                                        ------------
   NET INVESTMENT LOSS                                      (738,366)
   Contributions:
       Participants                                        2,431,013
       Hanover Direct, Inc. and subsidiaries                 550,018
                                                        ------------
                          TOTAL ADDITIONS                  2,242,665
                                                        ------------

DEDUCTIONS:

   Benefits paid to participants                           3,402,023
   Administrative expenses                                    15,152
                                                        ------------
                          TOTAL DEDUCTIONS                 3,417,175
                                                        ------------

Net decrease                                              (1,174,510)

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of the year                                  22,653,007
                                                        ------------

   End of the year                                      $ 21,478,497
                                                        ============


         The accompanying notes are an integral part of this statement.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Participation in the Plan is available to all Eligible Employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). Eligible Employee does not include anyone subject to a collective bargaining agreement, independent contractor, or a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participants whose annual base salary is under $85,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $10,500 in 2001 and 2000. The Company matches one-third of these pretax contributions up to 6% of participant's total annual compensation ("Employer Contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of eight funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

A participant whose total annual compensation is in excess of $85,000, is a highly compensated employee ("HCE") as defined by the Internal Revenue Code
(IRC), and is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $170,000. The Company matches one-third of these contributions up to 6% of a participant's maximum compensation limit.

A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee Contributions vest immediately. A participant may elect to withdraw from their voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contributions. Nonvested forfeitures were $7,621 and $136,850 at December 31, 2001 and 2000, respectively.

Participants are allowed to take out loans ranging from a minimum of $500 to a maximum of 50% of their individual vested account balance or $50,000, whichever is less. The loans can be for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan.

Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of five persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Direct administrative costs of the Plan that were borne by Hanover Direct, Inc. were $40,718 and $50,193 in 2001 and 2000, respectively.

                               PARTICIPANT ACCOUNT

Each participant's account is credited with participants' and Company's contributions and Plan earnings. Participant accounts are stated at market value at the end of each business day.

2. SIGNIFICANT ACCOUNTING POLICIES

                                USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                   INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. The Stable Value Fund is stated at cost, which approximates market.

                               BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Benefit payments are recorded when paid.

                            ACCOUNTING PRONOUNCEMENTS

The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment in SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, " as of December 31, 2000. These pronouncements require companies to reflect the fair value of all derivative instruments, including those embedded in other contracts, as assets or liabilities in a company's financial statements. Changes in fair value of derivative instruments is generally reflected in earnings, with the exception of certain hedging transactions, for which the change in fair value may be accounted for as a component of other comprehensive income, provided certain criteria are met as specified in these pronouncements. The Company currently does not utilize derivative instruments or engage in hedging transactions, nor were there any embedded derivative instrument as of December 31, 2001 or 2000 that must be recognized pursuant to these statements. Accordingly, the impact of the adoption of these pronouncements on December 31, 2000 did not have a material impact on the Company's financial position or result of operations.

3. INVESTMENTS

The Plan's participants are given the option to invest in seven mutual funds and a common and collective trust fund, in addition to the Company's Stock Fund. These funds are as follows: the Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index ("S&P 500"). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.

The market value of the individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 2001 and 2000 were as follows:

                               2001               2000
                               ----               ----
Spectrum Growth Fund         $5,371,035        $6,717,439
Stable Value Fund             4,892,937         4,895,185
New Horizons Fund             2,743,586         2,832,531
Spectrum Income Fund          2,194,363         2,211,046
Mid-Cap Growth Fund           1,637,165         1,351,208
Blue Chip Growth Fund         1,604,263         1,458,227
Equity Index 500 Fund         1,402,872         1,347,529

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,459,001) as follows:

             Mutual Funds            $(1,444,706)
             Common Stock                (14,295)
                                     ------------
                                     $(1,459,001)
                                     ============

4. PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account becomes fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

5. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of June 5, 2002, is qualified under Section 401(a) of the IRC and, accordingly, is exempt from federal income taxes. The Plan's administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provision of the IRC.

In December 2000, the Company developed a plan to strategically realign its business and direct the Company's resources primarily towards a loss reduction and return to profitability. During 2001, as a result of the continued actions needed to execute the plan, the Company eliminated various positions throughout the Company. This downsizing may result in a partial termination of the Plan; if so, all participants affected by the partial termination would become 100% vested in employer contributions.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee and the recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for TRP's services were $15,152 for the year ended December 31, 2001. At the participants' instruction, contributions may be invested in common stock of the Company, a party-in-interest. As of December 31, 2001 and 2000, the Hanover Direct, Inc. Stock Fund held 826,621 and 794,263 shares, respectively, at corresponding market values of $305,850 and $297,849.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        HANOVER DIRECT, INC. SAVINGS AND
                                        RETIREMENT PLAN

                                        By: /s/ Edward M. Lambert
                                        -------------------------------
                                            Name:  Edward M. Lambert
                                            Title:  Member of the Administrative
                                            Committee

DATE: August 27, 2002

                                                                      SCHEDULE I

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
     SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD FOR INVESTMENT PURPOSES)
                             AS OF DECEMBER 31, 2001

                                                      NUMBER OF         CURRENT
                          DESCRIPTION                  SHARES             VALUE
*T. Rowe Price Stable Value Fund                     4,892,937        $ 4,892,937

*T. Rowe Price Spectrum Income Fund                    207,015          2,194,363

*T. Rowe Price Spectrum Growth Fund                    381,737          5,371,035

*T. Rowe Price New Horizons Fund                       121,237          2,743,586

*T. Rowe Price Mid-Cap Growth Fund                      41,552          1,637,165

*T. Rowe Price International Stock Fund                 63,631            699,302

*T. Rowe Price Equity Index 500 Fund                    45,489          1,402,872

*T. Rowe Price Blue Chip Growth Fund                    55,377          1,604,263
*Hanover Direct, Inc. Common Stock Fund                826,621            305,850

Participants' Loan Accounts (1)                                           624,948
                                                                      -----------
                                                                      $21,476,321
                                                                      ===========

* Represents party-in-interest. Hanover Direct, Inc. Common Stock par value is $.6667 per share.

(1) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent. There were 231 loans outstanding bearing an average interest rate of 9.5%.